UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains the following:-

1.	A Stock Exchange Announcement dated 1 June 2023 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.	A Stock Exchange Announcement dated 27 June 2023 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED’.

3.	A Stock Exchange Announcement dated 29 June 2023 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED’.

RNS Number: 2263B

Vodafone Group Plc

01 June 2023

1 June 2023

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule ("DTR") 5.6.1R, Vodafone Group Plc ("Vodafone") hereby notifies the market that, as at 31 May 2023:

Vodafone's issued share capital consists of 28,818,386,788 ordinary shares of US$0.20 20/21 of which 1,824,075,162 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,994,311,626. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA's DTRs.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTE: On 28 November 2022, Vodafone purchased 6,074,521 of its own ordinary shares of US$0.20 20/21 each as part of a buy-back programme announced on 16 November 2022.  As a result of the purchase of its own ordinary shares on 28 November 2022, Vodafone held 1,378,333,338 of its ordinary shares in treasury which equated to 5.02 % of the ordinary shares with voting rights (based on 27,439,922,720 shares with voting rights (excluding treasury shares) as announced on 29 November 2022). This information was disclosable in accordance with the FCA's DTR 5.5.1R. This information does not affect any announcements made by Vodafone in accordance with DTR 5.6.1R which remain correct.

END

RNS Number: 0829E

Vodafone Group Plc

27 June 2023

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

Acquisition of shares

The below individuals acquired shares under the Vodafone Global Incentive Plan. The vesting of the share awards was conditional on continued employment with the Vodafone Group and on satisfaction of the performance conditions approved by the Remuneration Committee.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Scott Petty
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Technology Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction

Vesting of performance and retention shares as part of the Global Long Term Incentive (GLTI) and Global Long Term Retention (GLTR) plans for Senior Leadership Team members.

Sale of shares to satisfy tax withholding obligations.

c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP nil	391,413
GBP 0.708363	184,426

d)	Aggregated information: volume, Price	Aggregated volume of shares acquired: 391,413 Ordinary shares Aggregated price of shares acquired: GBP nil Aggregated volume of shares sold: 184,426 Ordinary shares

Aggregated price of shares sold: GBP 130,640.55

e)	Date of the transaction	2023-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alberto Ripepi
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Network Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction

Vesting of performance and retention shares as part of the Global Long Term Incentive (GLTI) and Global Long Term Retention (GLTR) plans for Senior Leadership Team members.

Sale of shares to satisfy tax withholding obligations.

c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP nil	661,886
GBP 0.708363	302,019

d)	Aggregated information: volume, Price	Aggregated volume of shares acquired: 661,886 Ordinary shares Aggregated price of shares acquired: GBP nil Aggregated volume of shares sold: 302,019 Ordinary shares

Aggregated price of shares sold: GBP 213,939.08
e)	Date of the transaction	2023-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

Purchase of Shares

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Margherita Della Valle
2	Reason for the notification
a)	Position/status	Group Chief Executive and Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares.
c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 0.713800	222,284

d)	Aggregated information: volume, Price	Aggregated volume: 222,284 Ordinary shares Aggregated price: GBP 158,666.32
e)	Date of the transaction	2023-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Scott Petty
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Technology Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares.
c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 0.713800	25,690

d)	Aggregated information: volume, Price	Aggregated volume: 25,690 Ordinary shares Aggregated price: GBP 18,337.52
e)	Date of the transaction	2023-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alberto Ripepi
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Network Officer
b)	Initial notification/ Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares.
c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 0.713800	22,944

d)	Aggregated information: volume, Price	Aggregated volume: 22,944 Ordinary shares Aggregated price: GBP 16,377.43
e)	Date of the transaction	2023-06-26
f)	Place of the transaction	London Stock Exchange (XLON)

RNS Number: 4182E

Vodafone Group Plc

29 June 2023

VODAFONE GROUP PLC

(the "Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

Purchase of Shares

The below person discharging managerial responsibilities purchased shares in the Company on 28 and 29 June 2023.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Maaike de Bie
2	Reason for the notification
a)	Position/status	Vodafone Group General Counsel and Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of ordinary shares.
c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 0.73991	64,872
GBP 0.739795	2,703
GBP 0.74	40,540
GBP 0.739711	25,685

d)	Aggregated information: volume, Price	Aggregated volume: 133,800 Ordinary shares Aggregated price: GBP 99,543.99
e)	Date of the transaction	2023-06-28
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Maaike de Bie

2	Reason for the notification
a)	Position/status	Vodafone Group General Counsel and Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of ordinary shares.
c)	Price(s) and volume(s)

Price(s)	Volume(s)
GBP 0.734676	66,696

d)	Aggregated information: volume, Price	Aggregated volume: 66,696 Ordinary shares Aggregated price: GBP 49,257.90
e)	Date of the transaction	2023-06-29
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 3, 2023	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary